UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  MAY 04 2007


                                  ------------

                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

1ST QUARTER RESULTS

FINANCIAL STATEMENT FOR THE PERIOD 1 JANUARY 2007 TO 31 MARCH 2007


NOVO NORDISK INCREASED FIRST QUARTER OPERATING PROFIT BY 24% DRIVEN BY DOUBLE-DIGIT SALES GROWTH AND GROSS MARGIN IMPROVEMENTS


      o Despite a significant negative currency development, Novo Nordisk reported 10% sales growth (16% in local currencies)

            o Sales of modern insulins increased by 32% (39% in local currencies).
            o Sales of NovoSeven(R) increased by 12%(18% in local currencies).
            o Sales of Norditropin(R) increased by 11% (16% in local currencies).
            o Sales in North America increased by 16% (27% in local currencies).

      o Operating profit increased by 24% to DKK 2,327 million. Adjusted for the impact from currencies underlying operating profit increased by more than 35%.

      o Net profit increased by 41% to DKK 1,709 million. Earnings per share (diluted) increased by 44% to DKK 5.35.

      o As a result of the significant depreciation of key invoicing currencies versus Danish kroner, reported operating profit is now expected to grow by 6-8%. Measured in local currencies the expectation for growth in operating profit is increased to more than 15%, reflecting a sustainable improvement in gross margin.

      o The Danish Government has recently proposed a change in the corporation tax regime. If adopted in its current form, Novo Nordisk's future income tax rate is expected, on a recurring basis, to be reduced by close to 2 percentage points.

Lars Rebien Sorensen, president and CEO, said: "We are pleased with the solid sales growth that we have seen in the first quarter of 2007 despite the depreciation of key invoicing currencies. The US modern insulin market is a significant growth driver and we expect the US growth to continue supported by the expanded US sales force which will be in the field by the end of the second quarter."

FINANCIAL STATEMENT FOR THE FIRST THREE MONTHS OF 2007

This interim report has been prepared in accordance with International Financial Reporting Standards (IFRS). The accounting policies used in the interim report are consistent with those used in the Annual Report 2006. The interim report has not been audited. Amounts in DKK million, except average number of shares outstanding, earnings per share and full-time employees.

                                                           Q1       Q1  % CHANGE   Q1 2006          TO
INCOME STATEMENT                                         2007     2006                         Q1 2007
SALES                                                   9,818    8,946                              10%

GROSS PROFIT                                            7,498    6,531                              15%
Gross margin                                             76.4%    73.0%

Sales and distribution costs                            3,048    2,728                              12%
Percent of sales                                         31.0%    30.5%

Research and development costs                          1,647    1,419                              16%
Percent of sales                                         16.8%    15.9%

Administrative expenses                                   614      580                               6%
Percent of sales                                          6.3%     6.5%

Licence fees and other operating income                   138       76                              82%

OPERATING PROFIT                                        2,327    1,880                              24%
Operating margin                                         23.7%    21.0%

Net financials                                             47     (151)                              -
PROFIT BEFORE TAX                                       2,374    1,729                              37%

NET PROFIT                                              1,709    1,211                              41%
Net profit margin                                        17.4%    13.5%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment                 509      460                              11%
losses
Capital expenditure                                       444      595                             (25%)

Cash flow from operating activities                     2,551    2,091                              22%
Free cash flow                                          2,100    1,466                              43%

Total assets                                           44,742   41,299                               8%
Equity                                                 29,676   27,042                              10%
Equity ratio                                             66.3%    65.5%

Average number of shares outstanding
(million) - diluted                                     319.7    325.2                              (2%)

DILUTED EARNINGS PER SHARE (IN DKK)                      5.35     3.72                              44%

Full-time employees at the end of the period           24,045   22,556                               7%


SALES DEVELOPMENT BY SEGMENTS

Sales increased by 16% in local currencies and by 10% measured in Danish kroner. Growth was realised both within diabetes care and biopharmaceuticals - primarily driven by modern insulins (insulin analogues), NovoSeven(R) and Norditropin(R).

                                                               GROWTH        GROWTH               SHARE OF
                                                  SALES
                                                 3M 2007   AS REPORTED     IN LOCAL                 GROWTH
                                             DKK MILLION                 CURRENCIES    IN LOCAL CURRENCIES
THE DIABETES CARE SEGMENT
Modern insulins                                    3,065           32%          39%                    65%
Human insulin and insulin-related sales            3,555           (4%)          1%                     2%
Oral antidiabetic products                           523           10%          16%                     5%
DIABETES CARE - TOTAL                              7,143           10%          16%                    72%
THE BIOPHARMACEUTICALS SEGMENT
NovoSeven(R)                                       1,411           12%          18%                    17%
Growth hormone therapy                               784           11%          16%                     8%
Other products                                       480            3%          10%                     3%
BIOPHARMACEUTICALS - TOTAL                         2,675           10%          16%                    28%
TOTAL SALES                                        9,818           10%          16%                   100%



SALES DEVELOPMENT BY REGIONS
In the first quarter of 2007, sales growth measured in local currencies was realised in all regions. The main contributors to growth were North America and Europe providing 53% and 27%, respectively, of the total sales growth during the first quarter of 2007. International Operations contributed 16% and Japan & Oceania 4% of the sales growth in the first quarter of 2007.

Sales in North America in the first quarter of 2007 were positively impacted by the implementation of the Medicare Part D scheme, a public scheme which offers improved medical treatment for elderly patients. As previously communicated, the greater part of the full-year 2006 positive impact was booked in the fourth quarter of 2006 as data became available, whereas in 2007 the positive benefit is expected to have a more even quarterly distribution.


DIABETES CARE
Sales of diabetes care products increased by 16% in local currencies and by 10% in Danish kroner to DKK 7,143 million compared to the first three months of 2006.

MODERN INSULINS, HUMAN INSULIN AND INSULIN-RELATED PRODUCTS
Sales of modern insulins, human insulin and insulin-related products increased by 16% measured in local currencies and by 10% to DKK 6,620 million in Danish kroner. All regions contributed to growth measured in local currencies, with North America and Europe having the highest growth rates. Novo Nordisk is the global leader within the insulin segment, with 52% of the total insulin market and 40% of the modern insulin market, both measured by volume.

Sales of modern insulins increased by 39% in local currencies in the first three months of 2007 and by 32% in Danish kroner to DKK 3,065 million. All regions realised solid growth rates, with North America and Europe as the primary contributors to growth. Sales of modern insulins contributed 65% of the overall growth in local currencies and now constitute around 46% of Novo Nordisk's sales of insulin and insulin-related products.


North America
Sales in North America increased by 27% in local currencies in the first three months of 2007 and by 17% in Danish kroner, reflecting a solid penetration of the modern insulins NovoLog(R) and NovoLog(R) Mix 70/30 as well as the launch of Levemir(R) at the end of the first quarter of 2006. Novo Nordisk continues to consolidate its leadership position in the US insulin market with more than 41% of the total insulin market and 28% of the modern insulin market, both measured by volume. The expansion of the US sales force from 1,200 to 1,900 people is on track for completion by the end of June in order to further support the continued market penetration of Levemir(R). Furthermore, sales of human insulin products also increased as a consequence of increased volume as well as higher average selling prices.


Europe
Sales in Europe increased by 10% in local currencies and 10% measured in Danish kroner, reflecting continued progress for the portfolio of modern insulins. Novo Nordisk holds 57% of the total insulin market and 48% of the modern insulin market, both measured by volume. The solid growth in modern insulin sales in Europe will be further supported by the significantly improved label for Levemir(R) which was approved during the first quarter of 2007.


International Operations
Sales within International Operations increased by 17% in local currencies and by 8% in Danish kroner. The main growth driver in the first three months of 2007 was sales of modern insulins, primarily in Turkey, Russia and China. Furthermore, human insulin continues to add to overall growth in the region driven by China. Sales growth in the first quarter of 2007 was negatively impacted by the loss of a federal tender in Brazil.


Japan & Oceania
Sales in Japan & Oceania increased by 6% in local currencies and decreased by 4% measured in Danish kroner. The sales development reflects sales growth of modern insulins, NovoRapid(R) and NovoRapid(R) Mix 30, both of which are increasingly being sold in the leading prefilled delivery device, FlexPen(R).


ORAL ANTIDIABETIC PRODUCTS (NOVONORM(R)/PRANDIN(R))
Sales of oral antidiabetic products increased by 16% in local currencies and by 10% in Danish kroner to DKK 523 million compared to the same period in 2006. This reflects increased sales in North America, Europe and International Operations compared to the same period last year, primarily related to a higher average sales price in the US market as well as an improved reimbursement situation in China.


BIOPHARMACEUTICALS
Sales of biopharmaceutical products increased by 16% in local currencies and by 10% measured in Danish kroner to DKK 2,675 million compared to the first three months of 2006.


NOVOSEVEN(R)
Sales of NovoSeven(R) increased by 18% in local currencies and by 12% in Danish kroner to DKK 1,411 million compared to the same period last year. Sales growth for NovoSeven(R) was primarily realised in North America and Europe. NovoSeven(R) sales in North America in the first three months of 2007 were robust, whereas the sales development in North America in the same period in 2006 was subdued.

The sales growth of NovoSeven(R) during the first three months of 2007 reflected increased sales within the congenital and acquired haemophilia segments as well as a perceived higher level of investigational use. Treatment of spontaneous bleeds for congenital inhibitor patients remains the largest area of use.

GROWTH HORMONE THERAPY (NORDITROPIN(R))
Sales of Norditropin(R) (ie growth hormone in a liquid, ready-to-use formulation) increased by 16% measured in local currencies and by 11% measured in Danish kroner to DKK 784 million. All regions contributed to growth measured in local currencies supported by the continued success of the prefilled delivery device NordiFlex(R).


OTHER PRODUCTS
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy (HRT) related products, increased by 10% in local currencies and by 3% in Danish kroner to DKK 480 million. This development primarily reflects continued sales progress in the US market for Vagifem(R), Novo Nordisk's topical oestrogen product. In April Novo Nordisk launched a low-dose version of Activella(R), a continuous-combined hormone therapy, in the US market.


COSTS, LICENCE FEES AND OTHER OPERATING INCOME
The cost of goods sold decreased by 4% to DKK 2,320 million, representing a gross margin of 76.4% compared to 73.0% in the first three months of 2006 when the gross margin was lower than the average for the full year of 2006. This improvement reflects improved production efficiency, an improved product mix and higher average prices in the US, but also a negative currency impact of around 0.4% primarily due to the lower value of US dollars versus Danish kroner compared to the same period last year.

Total non-production-related costs increased by 12% to DKK 5,309 million. The increase reflects costs related to sales and distribution as well as research and development. Sales and distribution costs increased more than sales, primarily reflecting the increase in the US diabetes care sales force currently being implemented, expansions of sales forces in other markets such as Germany, France, the United Kingdom and China, as well as a provision relating to an antidumping court case in Brazil. Research and development costs also increased more than sales, reflecting the high number of late-stage clinical development projects currently being conducted.

Licence fees and other operating income in the first three months of 2007 were DKK 138 million, positively impacted by a non-recurring income related to the out-licensing of an oral antidiabetic compound.


NET FINANCIALS
Net financials showed a net income of DKK 47 million in the first three months of 2007 compared to a net expense of DKK 151 million in the same period in 2006. Included in net financials is the result from associated companies with an expense of DKK 60 million, primarily related to Novo Nordisk's share of losses in ZymoGenetics Inc, compared to an expense of DKK 60 million in the same period in 2006.

The foreign exchange result was an income of DKK 197 million compared to a loss of DKK 140 million in the same period last year. This development reflects gains on foreign exchange hedging activities due to the lower value of especially US dollars versus Danish kroner in the first three months of 2007 compared to the exchange rate level prevailing in 2006.


OUTLOOK 2007
Novo Nordisk still expects more than 10% growth in SALES measured in local currencies for 2007. This is based on expectations of continued market penetration of Novo Nordisk's key strategic products within diabetes care and biopharmaceuticals, as well as expectations of increased competition in the diabetes care area during 2007 due to competitors' product launches. The growth in the US market is expected to show a more even quarterly distribution in 2007 compared to 2006 when the greater part of the positive impact from the implementation of the Medicare Part D scheme was booked in the fourth quarter. Given the current level of exchange rates versus Danish kroner, the reported sales growth rate for 2007 is expected to be negatively impacted by around 4 percentage points. As a consequence, reported sales growth is now expected to be less than 10%.

For 2007, OPERATING PROFIT as reported is now expected to grow by 6-8%, due to the significant depreciation of key invoicing currencies versus Danish kroner compared to the exchange rate levels prevailing at the time of the full-year 2006 results released on 31 January 2007. Measured in local currencies the expectation for growth in operating profit is increased to more than 15%, reflecting a sustainable improvement in gross margin. The expectation for operating profit growth still includes an expected higher level of spending on the portfolio of research and development projects as well as a continued high level of spending on sales and marketing.

For 2007, Novo Nordisk now expects a NET FINANCIAL INCOME of around DKK 1,800 million, including a positive impact from Novo Nordisk's divestment of the ownership of Dako's business activities, which was announced on 28 February 2007. The tax-exempt income of around DKK 1,500 million from the divestment is expected to be booked in the second half of 2007. The divestment is subject to a number of conditions including the approval of the transaction by applicable competition authorities, which is still pending, and the approval of the transaction at a shareholders' meeting of Dako A/S, which has been obtained.

Given the prevailing Danish corporation tax regime, the effective tax rate for 2007 is now expected to be around 25% due to a positive non-recurring effect of around 3 percentage points from Novo Nordisk's divestment of the ownership of Dako's business activities. Furthermore, if the proposed change in the Danish corporation tax regime is adopted in its current wording, a positive recurring effect of close to 2 percentage points and a positive non-recurring effect from the re-evaluation of the company's deferred tax liabilities of around 1 percentage point are expected.

CAPITAL EXPENDITURE is still expected to be around DKK 3 billion in 2007. Expectations for DEPRECIATIONS, AMORTISATION AND IMPAIRMENT LOSSES are still around DKK 2.3 billion, and FREE CASH FLOW is now expected to be close to DKK 7 billion, reflecting a positive impact from the divestment of the ownership of Dako's business activities.

All of the above expectations are provided that currency exchange rates, especially the US dollar and related currencies, remain at the current level versus the Danish krone for the rest of 2007.

Novo Nordisk has hedged expected net cash flows in relation to US dollars, Japanese yen and British pounds for 17, 14 and 11 months, respectively. The financial impact from foreign exchange hedging is included in 'Net financials'.


RESEARCH AND DEVELOPMENT UPDATE

DIABETES CARE
Novo Nordisk has received marketing authorisation from the European Commission for the use of Levemir(R) once daily in combination treatment with oral antidiabetics (OADs) for people with type 2 diabetes. The updated label contains weight comparison data with relevant competitors to Levemir(R) emphasising the superior weight profile of Levemir(R).

In addition, and as previously communicated, Novo Nordisk has published results from the observational PREDICTIVE(TM) study in the International Journal of Clinical Practice confirming that Levemir(R) for the majority of people effectively controls blood glucose levels and also limits weight gain compared to other basal insulins.

In Japan, Novo Nordisk has completed recruitment in two phase 3 studies for the use of liraglutide, the once-daily human GLP-1 analogue, in type 2 diabetes. The two studies include in total around 600 patients with type 2 diabetes and results are expected to be available during the first half of 2008.

Recruitment in the 20-week phase 2 dose-ranging study on the potential use of liraglutide as an antiobesity agent for treatment of obese, non-diabetic people has been finalised. The results are still expected to be available during the first half of 2008.


BIOPHARMACEUTICALS
As communicated on 26 February 2007, Novo Nordisk has decided not to pursue regulatory approval for the use of NovoSeven(R) in ICH. The global phase 3 trial showed that treatment with NovoSeven(R) significantly reduced intracerebral bleeding compared to placebo treatment. Even though improvement in clinical outcomes in terms of functional independence and neurological impairment was observed on day 15 after the bleeding, mortality and severe disability was not improved at the end of the study period at day 90. As mortality and severe disability at day 90 was the primary endpoint of the study, Novo Nordisk has decided not to seek regulatory approval for NovoSeven(R) in ICH. With regard to safety, study results were in line with the established safety profile of NovoSeven(R).

In Europe, Novo Nordisk has received marketing authorisation from the European Commission for the use of NovoSeven(R) as a single high dose of 270 mcg per kg bodyweight in the treatment of mild and moderate bleeding events in inhibitor patients. The single dose will help the patients avoid the disruption that multiple intravenous infusions cause to their lives. It is also beneficial in terms of protecting the patient from the effects of repeated venous puncture.

The phase 2 study for the use of NovoSeven(R) in cardiac surgery is now expected to be finalised during the first quarter of 2008. As previously communicated, an increase in the number of trial sites has been warranted to reach an acceptable recruitment rate; however, the opening of these additional sites has been more time-consuming than anticipated.

Finally, as part of the IL-21 programme within oncology, Novo Nordisk has initiated a phase 1 dose-escalation study with IL-21 in combination with cetuximab for the treatment of colorectal cancer. In addition, Novo Nordisk is in the process of initiating a phase 1/2 study with IL-21 in combination with sunitinib for the use in renal cell carcinoma with up to 80 patients.


EQUITY
Total equity was DKK 29,676 million at the end of the first three months of 2007, equal to 66.3% of total assets, compared to 67.4% at the end of 2006. Please refer to appendix 5 for further elaboration of changes in equity during 2007.


REDUCTION OF SHARE CAPITAL
The Annual General Meeting, which was held on 7 March, approved a 4% reduction in the total share capital by cancellation of nominally DKK 26.96 million (13,480,000 shares of DKK 2) of the current treasury B shares.


TREASURY SHARES AND SHARE REPURCHASE PROGRAMME
As per 1 May 2007, Novo Nordisk A/S and its wholly-owned affiliates owned 19,163,309 of its own B shares, corresponding to 5.69% of the total share capital. During the period from 1 February to 1 May 2007, Novo Nordisk did not repurchase any shares. In 2006, Novo Nordisk repurchased shares equal to a cash value of DKK 3 billion out of the total DKK 10 billion share repurchase programme for 2006-2008. In 2007, Novo Nordisk now expects to repurchase B shares equal to a cash value of DKK 5 billion following the divestment of the ownership of Dako's business activities.


SUSTAINABILITY ISSUES UPDATE

NOVO NORDISK HOSTS GLOBAL CHANGING DIABETES LEADERSHIP FORUM
With the aim of changing diabetes Novo Nordisk hosted a Global Changing Diabetes Leadership Forum on 12-14 March 2007 in New York. The Forum was supported by the International Diabetes Federation (IDF) and is the most recent initiative taken by Novo Nordisk to call for a worldwide change in diabetes care. Former US President Bill Clinton was the keynote speaker. The Forum included dialogues on how to redefine healthcare and focus on the needs of people with diabetes, and involved 185 leaders in diabetes, healthcare, politics and media from more than 20 countries.


NOVO NORDISK ENTERS INTO PARTNERSHIP ON GREENER ENERGY SUPPLIES IN DENMARK
On 1 May Novo Nordisk signed an agreement with DONG Energy to enter into a partnership on 'Less Energy and Greener Energy'. This agreement will be a significant contribution to the company's target to reduce CO2 emissions by 2014. Under the partnership, Novo Nordisk commits to converting all future energy savings in Denmark towards purchasing of green electricity for Danish production sites from DONG Energy, to be supplied from wind turbines. In return, DONG Energy will help identify energy savings options at Novo Nordisk's Danish production sites, which represent 90% of the company's total CO2 emissions. With the agreement, the aim is for all of the company's Danish production sites to operate on renewable energy by 2014. The partnership is expected to serve as an engine for a higher degree of conversion to renewable energy supplies among Danish industries.


LEGAL ISSUES UPDATE

US HORMONE THERAPY LITIGATION
As of 1 May 2007, Novo Nordisk Inc., as well as the majority of hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 44 individuals who allege use of a Novo Nordisk hormone therapy product. These products (Activella(R) and Vagifem(R)) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc.). Further, an additional 27 individuals currently allege, in relation to similar lawsuits against Pfizer Inc., that they also have used a Novo Nordisk hormone therapy product. Novo Nordisk does not have any court trials scheduled for 2007 and does not presently expect to have a trial scheduled before 2008. Novo Nordisk does not expect the pending claims to impact Novo Nordisk's financial outlook.

ANTIDUMPING CASE IN BRAZIL
In March 2007, Novo Nordisk was informed that the Superior Court in Brazil reversed a decision from a lower court in an antidumping case against Novo Nordisk initiated by the Brazilian authorities. According to the decision Novo Nordisk will have to pay antidumping duties and interest related to the period 2001-2005. Novo Nordisk disputes the antidumping claim and expects to appeal the decision to the Supreme Court in Brazil. A provision for the antidumping duties and related interest has been included in the financial result for the first quarter of 2007.


CONFERENCE CALL DETAILS
At 13.00 CET today, corresponding to 7.00 am New York time, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under 'Investors - Download centre'. Presentation material for the conference call will be made available approximately one hour before on the same page.


FORWARD-LOOKING STATEMENT
The above contains forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995. This in particular relates to information included under the headings 'Outlook 2007', 'Research and development update' and 'Legal issues update' with reference to plans, forecasts, expectations, strategies, projections and assessment of risks. Words such as 'believe', 'expect', 'may', 'will', 'plan', 'strategy', 'prospect', 'foresee', 'estimate', 'project', 'anticipate', 'can', 'intend' and similar words identify forward-looking statements.

Examples of such forward-looking statements include, but are not limited to: (i) statements of plans, objectives or goals for future operations including those related to Novo Nordisk's products, product research, product introductions and product approvals as well as co-operations in relation thereto, (ii) statements containing projections of revenues, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other net financials,
(iii) statements of future economic performance and (iv) statements of the assumptions underlying or relating to such statements.

These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Moreover, such statements are not guarantees of future results. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Novo Nordisk cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.

Factors that may affect future results include, but are not limited to, interest rate and currency exchange rate fluctuations, delay or failure of development projects, interruptions of supplies and production, product recall, pressure on insulin prices, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk's products, introduction of competing products, Novo Nordisk's ability to successfully market current and new products, exposure to product liability and other legal proceedings and investigations, changes in reimbursement rules and governmental laws and related interpretation thereof, perceived or actual failure to adhere to ethical marketing practices, developments in international activities, which also involve certain political risks, investments in and divestitures of domestic and foreign companies and unexpected growth in costs and expenses.

Risks and uncertainties are further described in reports filed by Novo Nordisk with the US Securities and Exchange Commission (SEC), including the company's Form 20-F for 2006 filed with the US SEC in February 2007, and to the section 'Risk management' of the Annual Report 2006 available on our website (novonordisk.com).

Forward-looking statements speak only as of the date they were made, and unless required by law Novo Nordisk is under no duty and undertakes no obligation to update or revise any of them, after the distribution of this Stock Exchange Announcement, whether as a result of new information, future events or otherwise.

MANAGEMENT STATEMENT

Today, the Board of Directors and Executive Management reviewed and approved the interim report and accounts of Novo Nordisk A/S for the first three months of 2007.

The interim report and accounts have been prepared in accordance with International Financial Reporting Standards and the additional Danish disclosure requirements applying to listed companies' interim reports and accounts.

In our opinion the accounting policies used are appropriate and the overall presentation of the interim report and accounts is adequate. Furthermore, in our opinion the interim report and accounts give a true and fair view of the Group's assets, liabilities, financial position and of the results of the operations and consolidated cash flows for the period under review.


Bagsvaerd 2 May 2007


EXECUTIVE MANAGEMENT:

Lars Rebien Sorensen        Jesper Brandgaard
President and CEO           CFO

Lise Kingo                  Kare Schultz                 Mads Krogsgaard Thomsen


BOARD OF DIRECTORS:

Sten Scheibye               Goran A Ando
Chairman                    Vice chairman

Kurt Briner                 Henrik Gurtler               Johnny Henriksen

Niels Jacobsen              Anne Marie Kverneland        Kurt Anker Nielsen

Soren Thuesen Pedersen Stig Strobaek                     Jorgen Wedel

Contacts for further information


MEDIA:                                INVESTORS:

Outside North America:                Outside North America:
Mike Rulis                            Mads Veggerby Lausten
Tel (direct): (+45) 4442 3573         Tel (direct): (+45) 4443 7919
E-mail: mike@novonordisk.com          E-mail: mlau@novonordisk.com

                                      Hans Rommer
                                      Tel (direct): (+45) 4442 4765
                                      E-mail: hrmm@novonordisk.com

In North America:                     In North America:
Lori Moore                            Christian Qvist Frandsen
Tel (direct): (+1) 609 919 7991       Tel (direct): (+1) 609 919 7937
E-mail: lrmo@novonordisk.com          E-mail: cqfr@novonordisk.com


Further information on Novo Nordisk is available on the company's internet homepage at the address: novonordisk.com

APPENDIX 1 - QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of employees, earnings per share and number of shares outstanding.)

                                                                                           % change
                                   2007                  2006                             Q1 2006 -
                                     Q1         Q4         Q3         Q2         Q1         Q1 2007
SALES                             9,818     10,487      9,583      9,727      8,946              10%
Gross profit                      7,498      7,906      7,246      7,475      6,531              15%
Gross margin                       76.4%      75.4%      75.6%      76.8%      73.0%

Sales and
   distribution costs             3,048      3,331      2,699      2,850      2,728              12%
Percent of sales                   31.0%      31.8%      28.2%      29.3%      30.5%
Research and
   development
   costs                          1,647      1,910      1,489      1,498      1,419              16%
Percent of sales                   16.8%      18.2%      15.5%      15.4%      15.9%
Administrative
   expenses                         614        645        605        557        580               6%
Percent of sales                    6.3%       6.2%       6.3%       5.7%       6.5%
Licence fees and
   other operating
   income (net)                     138         88         49         59         76              82%

OPERATING PROFIT                  2,327      2,108      2,502      2,629      1,880              24%
Operating margin                   23.7%      20.1%      26.1%      27.0%      21.0%

Share of
   profit/(loss) in associated
companies                           (60)      (112)       (30)       (58)       (60)              0%
Financial income                    309        579        139        102        111             178%
Financial expenses                  202        165         77        182        202               0%

Profit before
   income taxes                   2,374      2,410      2,534      2,491      1,729              37%

NET PROFIT                        1,709      1,724      1,774      1,743      1,211              41%

Depreciation,
   amortisation and
   impairment losses                509        574        600        508        460              11%
Capital expenditure                 444        899        671        622        595             -25%
Cash flow from
   operating activities           2,551        359      3,520      1,768      2,091              22%
Free cash flow                    2,100       (439)     2,684        996      1,466              43%

Equity                           29,676     30,122     28,288     28,908     27,042              10%
Total assets                     44,742     44,692     43,744     43,145     41,299               8%
Equity ratio                       66.3%      67.4%      64.7%      67.0%      65.5%

Full-time employees
   at the end of the
   period                        24,045     23,172     23,071     22,792     22,556               7%


Basic earnings
   per share (in DKK)              5.38       5.44       5.54       5.40       3.74              44%
Diluted earnings
   per share (in DKK)              5.35       5.40       5.51       5.37       3.72              44%
Average number
   of shares
   outstanding (million)*         317.5      317.1      320.1      322.9      323.6              -2%
Average number
   of shares
   outstanding incl
   dilutive effect of
   options 'in the
   money' (million)*              319.7      319.2      321.8      324.5      325.2              -2%

Sales by business
   segments:
     Modern insulins
        (insulin analogues)       3,065      3,122      2,701      2,678      2,324              32%
     Human insulin
        and insulin-related
          sales                   3,555      3,950      3,697      3,707      3,703              -4%
     Oral antidiabetic
        products (OAD)              523        508        516        483        477              10%
     DIABETES CARE
     TOTAL                        7,143      7,580      6,914      6,868      6,504              10%

     NovoSeven(R)                 1,411      1,470      1,393      1,507      1,265              12%
     Growth hormone
        therapy                     784        897        821        882        709              11%
     Hormone
          replacement
             therapy                406        455        383        396        373               9%
     Other products                  74         85         72         74         95             -22%
     BIOPHARMACEUTICALS
     TOTAL                        2,675      2,907      2,669      2,859      2,442              10%

Sales by geographic
   segments:
     Europe **                    3,931      4,013      3,843      3,903      3,541              11%
     North America                3,214      3,486      3,062      2,968      2,764              16%
     International
          Operations **           1,696      1,690      1,539      1,648      1,617               5%
     Japan & Oceania                977      1,298      1,139      1,208      1,024              -5%

Segment operating
   profit:
     Diabetes care                1,247      1,198      1,296      1,490        998              25%
     Biopharmaceuticals           1,080        910      1,206      1,139        882              22%


*) For Q1 2007 the exact numbers of 'Average number of shares outstanding' and 'Average number of shares outstanding incl dilutive effect of options 'in the money" are 317,520,216 and 319,668,756 respectively.


**) Comparative figures from 2006 have been adjusted in order to reflect a changed organisational structure from 1 January 2007 which transfers 8 countries, incl.

Bulgaria and Romania, from International Operations to Europe.

APPENDIX 2 - QUARTERLY NUMBERS IN EUR

Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding.)


Key figures are translated into EUR as supplementary information - the translation is based on average exchange rate for income statement and exchange rate at the balance sheet date for balance sheet items.

                                                                                                                 % change
                                                         2007                  2006                             Q1 2006 -
                                                           Q1         Q4         Q3         Q2         Q1         Q1 2007
SALES                                                   1,317      1,406      1,285      1,304      1,199              10%

Gross profit                                            1,006      1,060        972      1,002        875              15%
Gross margin                                             76.4%      75.4%      75.6%      76.8%      73.0%

Sales and distribution costs                              409        447        361        382        366              12%
Percent of sales                                         31.0%      31.8%      28.2%      29.3%      30.5%
Research and development costs                            221        256        200        201        190              16%
Percent of sales                                         16.8%      18.2%      15.5%      15.4%      15.9%
Administrative expenses                                    82         86         82         74         78               6%
Percent of sales                                          6.3%       6.2%       6.3%       5.7%       6.5%
Licence fees and other operating income
(net)                                                      19         11          7          8         10              82%

OPERATING PROFIT                                          312        283        336        352        252              24%
Operating margin                                         23.7%      20.1%      26.1%      27.0%      21.0%

Share of profit/(loss) in associated
companies                                                  (8)       (15)        (4)        (8)        (8)              0%
Financial income                                           41         78         18         14         15             178%
Financial expenses                                         27         22         11         24         27               0%

Profit before income taxes                                319        324        339        334        232              37%

NET PROFIT                                                229        231        238        234        162              41%

Depreciation, amortisation and impairment
losses                                                     68         77         80         68         62              11%
Capital expenditure                                        60        121         90         83         80             -25%
Cash flow from operating activities                       342         48        472        237        280              22%
Free cash flow                                            282        (59)       360        134        196              43%

Equity                                                  3,983      4,040      3,793      3,875      3,624              10%
Total assets                                            6,005      5,994      5,866      5,784      5,534               8%
Equity ratio                                             66.3%      67.4%      64.7%      67.0%      65.5%
Full-time employees at the end of the period           24,045     23,172     23,071     22,792     22,556               7%


Basic earnings per share (in EUR)                        0.72       0.72       0.75       0.72       0.50              44%
Diluted earnings per share (in EUR)                      0.72       0.72       0.74       0.72       0.50              44%
Average number of shares outstanding
(million)*                                              317.5      317.1      320.1      322.9      323.6              -2%
Average number of shares outstanding incl
dilutive effect of options 'in the
money' (million)*                                       319.7      319.2      321.8      324.5      325.2              -2%
Sales by business segments:
   Modern insulins (insulin analogues)                    411        418        363        359        311              32%
   Human insulin and insulin-related sales                477        530        496        497        496              -4%
   Oral antidiabetic products (OAD)                        70         68         69         65         64              10%
   DIABETES CARE TOTAL                                    958      1,016        928        921        871              10%
   NovoSeven(R)                                           189        197        186        202        170              12%
   Growth hormone therapy                                 105        121        110        118         95              11%
   Hormone replacement therapy                             54         61         51         53         50               9%
   Other products                                          10         12          9         10         13             -22%
   BIOPHARMACEUTICALS TOTAL                               358        391        356        383        328              10%
Sales by geographic segments:
   Europe **                                              527        538        515        523        475              11%
   North America                                          431        467        411        398        370              16%
   International Operations **                            228        227        206        221        217               5%
   Japan & Oceania                                        131        174        153        162        137              -5%
Segment operating profit:
   Diabetes care                                          167        161        173        200        134              25%
   Biopharmaceuticals                                     145        122        162        153        118              22%


*) For Q1 2007 the exact numbers of 'Average number of shares outstanding' and 'Average number of shares outstanding incl dilutive effect of options 'in the money" are 317,520,216 and 319,668,756 respectively.

**) Comparative figures from 2006 have been adjusted in order to reflect a changed organisational structure from 1 January 2007 which transfers 8 countries, incl. Bulgaria and Romania, from International Operations to Europe.

APPENDIX 3 - INCOME STATEMENT

                                                                      Q1                    Q1
DKK million                                                         2007                  2006
Sales                                                              9,818                 8,946
Cost of goods sold                                                 2,320                 2,415
GROSS PROFIT                                                       7,498                 6,531

Sales and distribution costs                                       3,048                 2,728
Research and development costs                                     1,647                 1,419
Administrative expenses                                              614                   580
Licence fees and other operating income (net)                        138                    76

OPERATING PROFIT                                                   2,327                 1,880

Share of profit/(loss) in associated companies                       (60)                  (60)
Financial income                                                     309                   111
Financial expenses                                                   202                   202
PROFIT BEFORE INCOME TAXES                                         2,374                 1,729

Income taxes                                                         665                   518
NET PROFIT                                                         1,709                 1,211

BASIC EARNINGS PER SHARE (DKK)                                      5.38                  3.74
DILUTED EARNINGS PER SHARE (DKK)                                    5.35                  3.72

SEGMENT SALES:
   Diabetes care                                                   7,143                 6,504
   Biopharmaceuticals                                              2,675                 2,442

SEGMENT OPERATING PROFIT:
   Diabetes care                                                   1,247                   998
     Operating margin                                               17.5%                 15.3%

   Biopharmaceuticals                                              1,080                   882
     Operating margin                                               40.4%                 36.1%


APPENDIX 4 - BALANCE SHEET

DKK million                                                  31 MAR 2007           31 DEC 2006
ASSETS
Intangible assets                                                    635                   639
Property, plant and equipment                                     20,329                20,350
Investments in associated companies                                  734                   788
Deferred income tax assets                                         1,960                 1,911
Other financial assets                                               160                   169
TOTAL LONG-TERM ASSETS                                            23,818                23,857

Inventories                                                        8,618                 8,400
Trade receivables                                                  5,414                 5,163
Tax receivables                                                      321                   385
Other receivables                                                  1,743                 1,784
Marketable securities and financial derivatives                    1,679                 1,833
Cash at bank and in hand                                           3,149                 3,270
TOTAL CURRENT ASSETS                                              20,924                20,835

TOTAL ASSETS                                                      44,742                44,692

EQUITY AND LIABILITIES
Share capital                                                        674                   674
Treasury shares                                                      (38)                  (39)
Retained earnings                                                 28,440                28,810
Other comprehensive income                                           600                   677
TOTAL EQUITY                                                      29,676                30,122

Long-term debt                                                     1,172                 1,174
Deferred income tax liabilities                                    1,992                 1,998
Provision for pensions                                               371                   330
Other provisions                                                     880                   911
TOTAL LONG-TERM LIABILITIES                                        4,415                 4,413

Short-term debt and financial derivatives                            196                   338
Trade payables                                                     1,505                 1,712
Tax payables                                                         690                   788
Other liabilities                                                  5,561                 4,863
Other provisions                                                   2,699                 2,456
TOTAL CURRENT LIABILITIES                                         10,651                10,157

TOTAL LIABILITIES                                                 15,066                14,570

TOTAL EQUITY AND LIABILITIES                                      44,742                44,692


APPENDIX 5 - STATEMENT OF CHANGES IN EQUITY

                                                                         Other comprehensive income
                                                                                      Deferred
                                                                                  gain/loss on
                              Share     Treasury     Retained    Exchange rate       cash flow           Other
DKK million                 capital       shares     earnings      adjustments          hedges     adjustments         TOTAL
Q1 2007

Balance at the
   beginning of
   the year                     674          (39)      28,810              156             420             101        30,122
Exchange rate
   adjustment of
   investments
   in
subsidiaries                                                                47                                            47
Deferred
   (gain)/loss
   on cash flow
   hedges at
the
   beginning of
the
   year
recognised
   in the Income
   statement for
   the period                                                                             (420)                         (420)
Deferred
   gain/(loss) on
   cash flow
hedges
   at the end of
   the period                                                                              306                           306
Other
adjustments                                                                                                (10)          (10)
Net income
   recognised
directly
   in equity                      -            -            -               47            (114)            (10)          (77)
Net profit for
   the period                                           1,709                                                          1,709
Total income
   for the period                 -            -        1,709               47            (114)            (10)        1,632
Share-based
   payment                                                 25                                                             25
Purchase of
   treasury
shares                                                                                                                     -
Sale of
treasury
   shares                                      1          117                                                            118
Dividends                                              (2,221)                                                        (2,221)
BALANCE AT
THE
   END OF THE
PERIOD                          674          (38)      28,440              203             306              91        29,676


Q1 2006

Balance at the
   beginning of
   the year                     709          (61)      26,962              142            (345)            227        27,634
Exchange rate
   adjustment of
   investments
in
   subsidiaries                                                            118                                           118
Deferred
   (gain)/loss on
   cash flow
hedges
   at the
beginning
   of the year
   recognised in
   the Income
   statement for
   the period                                                                              345                          345
Deferred
   gain/(loss) on
   cash flow
hedges
   at the end of
   the period                                                                              (29)                          (29)
Other
adjustments                                                                                                (16)          (16)
Net income
   recognised
directly
   in equity                      -            -            -              118             316             (16)          418
Net profit for
   the period                                           1,211                                                          1,211
Total income
for
   the period                     -            -        1,211              118             316             (16)        1,629
Share-based
   payment                                                 25                                                             25
Purchase of
   treasury
shares                                        (2)        (355)                                                          (357)
Sale of
treasury
   shares                                      1           55                                                             56
Dividends                                              (1,945)                                                        (1,945)
BALANCE AT
THE
   END OF THE
PERIOD                          709          (62)      25,953              260             (29)            211        27,042


APPENDIX 6 - CONDENSED CASH FLOW STATEMENT

DKK million                                                                            Q1 2007         Q1 2006
NET PROFIT                                                                               1,709           1,211

Adjustment for non-cash items                                                            1,706           1,388
Income taxes paid and net interest received                                               (804)           (579)
CASH FLOW BEFORE CHANGE IN WORKING CAPITAL                                               2,611           2,020

Net change in working capital                                                              (60)             71
CASH FLOW FROM OPERATING ACTIVITIES                                                      2,551           2,091

Net investments in intangible assets and long-term financial assets                         (7)            (30)
Capital expenditure for property, plant and equipment                                     (444)           (595)
Net change in marketable securities (maturity exceeding three months)                        4             510
NET CASH USED IN INVESTING ACTIVITIES                                                     (447)           (115)

CASH FLOW FROM FINANCING ACTIVITIES                                                     (2,111)         (2,286)

NET CASH FLOW                                                                               (7)           (310)

Unrealised gain/(loss) on exchange rates and marketable securities
included in cash and cash equivalents                                                       (5)             (4)

NET CHANGE IN CASH AND CASH EQUIVALENTS                                                    (12)           (314)

Cash and cash equivalents at the beginning of the year                                   2,985           2,483
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD                                       2,973           2,169

Bonds with original term to maturity exceeding three months                                997             999
Undrawn committed credit facilities                                                      7,451           7,462
FINANCIAL RESOURCES AT THE END OF THE PERIOD                                            11,421          10,630

Cash flow from operating activities                                                      2,551           2,091
+ Net cash used in investing activities                                                   (447)          (115)
- Net change in marketable securities (maturity exceeding three months)                      4             510
FREE CASH FLOW                                                                           2,100           1,466

Stock Exchange Announcement no 9 / 2007


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: May 04 2007                             NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer